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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                SAFETY 1ST, INC.
                           (NAME OF SUBJECT COMPANY)

                                SAFETY 1ST, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   786475103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 MICHAEL LERNER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                SAFETY 1ST, INC.
                                  45 DAN ROAD
                                CANTON, MA 02021
                                 (781) 364-3100
 (NAME AND ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

                             STUART M. CABLE, P.C.
                          JOSEPH L. JOHNSON III, P.C.
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) NAME AND ADDRESS. The name of the subject company is Safety 1st, Inc., a Massachusetts corporation (the "Company"), and the address of the principal executive offices of the Company is 45 Dan Road, Canton, Massachusetts 02021. The telephone number of the principal executive offices of the Company is (781) 364-3100.

     (b) SECURITIES. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Shares"). As of May 1, 2000, there were 8,680,682 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) NAME AND ADDRESS. The name, address and telephone number of the Company, which is the person filing this statement, are set forth in Item 1(a) above.

     (b) TENDER OFFER OF THE BIDDER. This Solicitation/Recommendation Statement relates to the tender offer by Diamond Acquisition Subsidiary Inc., a Massachusetts corporation ("Purchaser") and a wholly owned subsidiary of Dorel Industries, Inc., a Quebec corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated May 8, 2000 (the "Schedule TO"), to purchase all of the outstanding Shares at a purchase price of $13.875 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 22, 2000 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation"). Certain terms of the Merger Agreement are described below in Item 3(b)(2).

     Parent has formed Purchaser in connection with the Offer and the Merger Agreement. The principal executive offices of Parent are located at 1255 Greene Avenue, Suite 300, Westmount, Quebec, Canada H3Z 2A4. The principal executive offices of Purchaser are located at c/o CT Corporation Systems, 101 Federal Street, Suite 300, Boston, MA 02110, and its telephone number is (617) 757-6401.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The following describes material contracts, agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates:

THE MERGER AGREEMENT

     In connection with the Offer, the Company has entered into the Merger Agreement with Purchaser and Parent. A summary of the Merger Agreement is set forth below. A copy of the Merger Agreement is attached hereto as Exhibit 1, and the following summary is qualified in its entirety by reference to the text of the Merger Agreement, which is incorporated herein by reference. Defined terms used herein and not defined herein shall have the respective meanings assigned to those terms in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as soon as practicable after the date of the Merger Agreement. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in the Merger Agreement. Purchaser and Parent have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer, which changes the consideration into a form other than cash, which reduces the maximum number of Shares to be purchased in the Offer, which imposes
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additional conditions to the Offer in addition to those set forth in the Merger
Agreement or amends the conditions to the Offer set forth in the Merger
Agreement.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Massachusetts law, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become a wholly owned subsidiary of Parent. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Massachusetts law) shall be cancelled and converted automatically into the right to receive the Merger Consideration.

     The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time (as defined below) will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. Subject to the Merger Agreement, at the Effective Time the Articles of Organization of Purchaser, as in effect immediately prior to the Effective Time, will be the Articles of Organization of the Surviving Corporation; provided, however, that, at the Effective Time, Article I of the Articles of Incorporation of the Surviving Corporation will be amended to read as follows: "The name of the corporation is Safety 1st, Inc." Subject to the Merger Agreement, at the Effective Time, the Bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation.

     Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger (the "Stockholders' Meeting"). If Purchaser acquires at least a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

     Proxy Statement. The Merger Agreement provides that the Company will file with the Commission under the Exchange Act a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Stockholders' Meeting and shall cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares. The Company has agreed to include in the Proxy Statement the recommendation of the Board that the stockholders of the Company approve and adopt the Merger Agreement and the Merger and to obtain such approval and adoption. Parent and Purchaser have agreed to cause all Shares then owned by them and their subsidiaries to be voted in favor of approval and adoption of the Merger Agreement and the Merger.

     Conduct of Business by the Company Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the date the Articles of Merger have been examined by and received approval of the Secretary of the Commonwealth of Massachusetts pursuant to Massachusetts law (the "Effective Time"), the businesses of the Company and its subsidiaries (the "Subsidiaries" and, individually, a "Subsidiary") will be conducted only in, and the Company and the Subsidiaries shall not take any action except in the usual, regular and ordinary course, consistent with past practice, and use their best efforts to preserve intact their present business organizations, keep available the services of their present advisors, managers, officers and employees and preserve their relationships with customers, suppliers, licensors and others having business dealings with them and continue existing contracts as in effect on the date of the Merger Agreement (for the term provided in such contracts). The Merger Agreement provides that, without limitation, except as contemplated therein or to the extent that Parent shall otherwise consent in writing, neither the Company nor any Subsidiary will, between the date of the Merger Agreement and the Effective Time, directly or indirectly, do any of the following: (a) split, combine or reclassify any shares of capital stock of the Company or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Shares,

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except for dividends paid by any Subsidiary to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company; (b) authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights) (other than the issuance of Shares upon the exercise of Options outstanding on the date of the Merger Agreement in accordance with their present terms); (c) acquire, sell, lease, encumber, transfer or dispose of any assets outside the ordinary course of business which are material to the Company or any of the Subsidiaries (whether by asset acquisition, stock acquisition or otherwise), except pursuant to obligations in effect on the date of the Merger Agreement or as set forth in the disclosure schedules of the Merger Agreement; (d) except up to $10,000,000 pursuant to credit facilities in existence on the date hereof, incur any amount of indebtedness for borrowed money, guarantee any indebtedness, issue or sell debt securities, make any loans, advances or capital contributions, mortgage, pledge or otherwise encumber any material assets, create or suffer any material lien thereupon other than in the ordinary course of business, except, in each case, pursuant to credit facilities in existence on the date of the Merger Agreement; (e) except pursuant to any mandatory payments under any credit facilities in existence on April 22, 2000, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any payment, discharge or satisfaction (i) in the ordinary course of business consistent with past practice, or (ii) in connection with the Offer and Merger; (f) change any of the accounting principles or practices used by it (except as required by generally accepted accounting principles, in which case written notice will be provided to Parent and Purchaser prior to any such change); (g) except as required by law, (i) enter into, adopt, amend or terminate any Company Benefit Plan (as defined in the Merger Agreement), (ii) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any of the Subsidiaries and one or more of their directors or officers, or (iii) except for normal increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any non-executive officer or employee or pay any benefit not required by any Company benefit plan or arrangement as in effect as of April 22, 2000; (h) adopt any amendments to the Articles of Organization or the Bylaws except as expressly provided by the terms of the Merger Agreement; (i) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization (other than plans of complete or partial liquidation or dissolution of inactive Subsidiaries); (j) settle or compromise any litigation (whether or not commenced prior to April 22, 2000) other than settlements or compromises for litigation where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $100,000; (k) amend any term of any outstanding security of the Company or any Subsidiary; (l) other than in the ordinary course of business, neither the Company nor any Subsidiary shall modify or amend any Material Contract (as defined in the Merger Agreement) to which the Company or any Subsidiary is a party or waive, release or assign any material rights or claims under any such Material Contract; (m) authorize, commit to or make any equipment purchases or capital expenditures other than in the ordinary course of business and consistent with past practice; or (n) enter into an agreement to take any of the foregoing actions.

     Board Representation. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Parent will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Board") as will give Parent representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the total votes represented by such number of Shares purchased by Purchaser bears to the total votes represented by the number of Shares then outstanding. The Company will, upon request by Parent, promptly increase the size of the Board and/or exercise its best efforts to secure the resignations of such number of its directors as is necessary to enable Parent's designees to be elected to the Board and will take all actions to cause Parent's designees to be so elected to the Board. The Merger Agreement also provides that, at such time, the Company will take all actions to cause persons designated by Parent to constitute the same percentage (rounded up to the next whole number) as persons designated by Parent shall constitute of the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each Subsidiary, and (iii) each committee (or similar body)

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of each such board. Notwithstanding the foregoing, in the event that Parent's designees are elected to the Board, until the Effective Time, the Company will have at least two members of the Board who are directors as of the date of the Merger Agreement to remain members of the Board ("Independent Directors").

     The Merger Agreement provides that, following the election or appointment of Parent's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, the exercise or waiver of any of the Company's rights, benefits or remedies under the Merger Agreement or any extension by the Company of the time for the performance of any of the obligations of Parent or Purchaser under the Merger Agreement, will require the affirmative vote of a majority of the Independent Directors.

     In the Merger Agreement, the Company has agreed to take all action required pursuant to Section 14(f) and Rule 14f-1 of the Exchange Act in order to fulfill its obligations under the Merger Agreement, including mailing to stockholders the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable Purchaser's designees to be elected to the Board.

     Access to Information. Pursuant to the Merger Agreement, until the Effective Time, the Company will, and will cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford to Parent and the officers, employees and agents of Parent complete access at all reasonable times to the officers, employees, agents, properties, books, records and contracts of the Company and each Subsidiary, and will furnish Parent with such financial, operating and other data and information as Parent may reasonably request. Parent and Purchaser have agreed to keep such information confidential, except in certain circumstances as set out in the Confidentiality Agreement (as defined herein).

     No Solicitation of Transactions. The Company has agreed that neither it nor any Subsidiary or their respective officers, directors, or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it, directly or indirectly, shall (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes an Acquisition Proposal (as defined herein), or (ii) participate in any discussions or negotiations regarding an Acquisition Proposal. Notwithstanding anything to the contrary in the Merger Agreement, if the Company receives an Acquisition Proposal that was unsolicited or that did not otherwise result from a breach of the Merger Agreement, and the Board determines in good faith (after consulting with its outside legal counsel and its financial advisor) that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal (as defined herein), the Company (x) may furnish non-public information with respect to the Company and the Subsidiaries to the person who made such Acquisition Proposal (a "Third Party") and (y) may participate in negotiations regarding such Acquisition Proposal. Notwithstanding anything to the contrary in the Merger Agreement, the Company will notify Parent after receipt of any Acquisition Proposal, but shall not be required to disclose to Parent or Purchaser the identity of the Third Party making any such Acquisition Proposal and will have no duty to notify or update Parent or Purchaser on the status of discussions or negotiations (including the status of such Acquisition Proposal or any amendments or proposed amendments thereto) between the Company and such Third Party.

     The Company has represented to Parent and Purchaser that as of the execution of the Merger Agreement it had terminated any discussions or negotiations relating to, or that may have been reasonably expected to lead to any Acquisition Proposal and agreed to promptly request the return of all confidential information regarding the Company provided to any third party prior to the date of the Merger Agreement pursuant to the terms of any confidentiality agreements.

     The Company has also agreed that the Board will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, its approval or recommendation of the Merger Agreement, the Offer or the Merger unless the Board shall have received an Acquisition Proposal reasonably likely to lead to a Superior Proposal and shall have determined in good faith, after consulting with its outside legal counsel and its financial advisor, that the Merger Agreement, the Offer or the Merger is no longer in the best interests of the Company's stockholders and that such withdrawal or modification is required to satisfy its fiduciary duties to the Company's stockholders under applicable law.

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     As used herein, the term "Acquisition Proposal" shall mean any proposed or actual (i) merger, consolidation or similar transaction involving the Company,
(ii) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of the Company or the Subsidiaries representing 15% or more of the consolidated assets of the Company and the Subsidiaries, (iii) issue, sale or other disposition by the Company of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the votes associated with the outstanding securities of the Company, (iv) tender offer or exchange offer in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding Shares, (v) recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction with respect to the Company or (vi) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided however, that the term "Acquisition Proposal" will not include the Merger and the Offer.

     As used herein, the term "Superior Proposal" will mean an Acquisition Proposal that the Board determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of the Company than the Offer and the Merger.

     Stock Options. The Merger Agreement also provides that each holder of an option ("Option") granted under the Company Stock Option Plans (as defined in the Merger Agreement) that is outstanding (whether or not currently exercisable) as of immediately prior to the date on which Purchaser accepts for payment Shares pursuant to the Offer (the "Acceptance Date") and which has not been exercised or cancelled prior thereto shall, on the Acceptance Date, be cancelled and in exchange for cash paid by Parent in an amount equal to the product of (i) the number of Shares provided for in such Option and (ii) the excess, if any, of the Offer Price over the exercise price per Share provided for in such Option, which cash payment shall be treated as compensation and shall be net of any applicable federal or state withholding tax. Notwithstanding the foregoing, if the exercise price per Share provided for in any Option exceeds the Offer Price, no cash shall be paid with regard to such Option to the holder of such Option. In the Merger Agreement the Company agreed to take all actions necessary to ensure that (i) all Options, to the extent not exercised prior to the Acceptance Date, shall terminate and be cancelled as of the Acceptance Date and thereafter be of no further force or effect, (ii) no Options are granted after the date of the Merger Agreement, and (iii) as of the Acceptance Date, the Company Stock Option Plans and all Options issued thereunder shall terminate.

     Except as may be otherwise agreed to by Parent or Purchaser and the Company, the Company Stock Option Plans shall terminate as of the Acceptance Date and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of the Subsidiaries shall be of no further force and effect and shall be deemed to be deleted as of the Acceptance Date and no holder of an Option or any participant in any Company Stock Option Plan or any other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary thereof.

     Directors' and Officers' Indemnification. The Merger Agreement provides for the indemnification of directors and officers of the Company by the Company prior to the Effective Date and by the Surviving Corporation after the Effective Time, subject to certain conditions.

     The Merger Agreement further provides that Parent and Purchaser agree that all rights to indemnification existing in favor of, and all limitations on the personal liability of, the directors, officers, employees and agents of the Company and the Subsidiaries provided for in the Articles of Organization or Bylaws of the Company as in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time, and including the Offer and the Merger, shall continue in full force and effect for a period of not less then six years from the Effective Time; provided, however, that all rights to indemnification in respect

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of any claims (each a "Claim") asserted or made within such period shall continue until the disposition of such Claim. Prior to the Effective Time, the Company will purchase an extended reporting period endorsement under the Company's existing directors' and officers' liability insurance coverage for the Company's directors and officers in a form acceptable to the Company which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable on the whole to, the insured persons than the directors' and officers' liability insurance coverage presently maintained by the Company.

     Parent, Purchaser and the Company have also agreed that in the event Parent or the Surviving Corporation or any of their respective successors or assigns
(a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(b) transfers or conveys all or substantially all of its properties and assets to any person or entity, then and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the foregoing indemnity obligations.

     Employee Benefit Arrangements. After the closing of the Merger, Parent will cause Purchaser or the Company to honor all obligations under (i) the existing terms of the employment and severance agreements to which the Company or any Subsidiary is presently a party, except as may otherwise be agreed to by the parties thereto, and (ii) the Company's and any Subsidiary's general severance policy. Following the Effective Time, the Company's employees will be permitted to participate in the employee benefit plans of Parent as in effect on the date thereof on terms substantially similar to those provided to employees of Parent. Until such time as Parent causes employees of the Company to participate in the employee benefit plans of Parent, employees of the Company will continue to participate in the currently existing benefit plans of the Company (other than stock option or stock purchase plans) on substantially similar terms to those currently in effect.

     If any employee of the Company or any of the Subsidiaries becomes a participant in any employee benefit plan, practice or policy of Parent, any of its affiliates or the Surviving Corporation, such employee shall be given credit under such plan for all service prior to the Effective Time with the Company and the Subsidiaries and prior to the time such employee becomes such a participant, for purposes of eligibility (including, without limitation, waiting periods) and vesting, and such employees will be given credit for such service for purposes of any vacation policy. In addition, if any employees of the Company or any of the Subsidiaries employed as of the closing of the Merger become covered by a medical plan of Parent, any of its affiliates or the Surviving Corporation, such medical plan shall not impose any exclusion on coverage for preexisting medical conditions with respect to these employees.

     Further Action. The Merger Agreement provides that each of the parties thereto shall use its best efforts to take all such action as may be necessary or appropriate in order to effectuate the Merger under Massachusetts Law as promptly as practicable following the purchase of the Shares pursuant to the Offer. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of both of the Company and Purchaser, the officers of such corporations are fully authorized in the name of their corporation or otherwise to take, and shall take, all such lawful and necessary action. In addition, to the extent Richard E. Wenz exercises stock options prior to Monday, June 5, 2000, the Company agrees to use its best efforts to have him enter into the Tender Agreement as soon as possible after such exercise.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, absence of litigation, employee benefit plans, labor matters, property and leases, intellectual property, environmental matters, taxes, material contracts, opinion of financial advisors and brokers.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of the following conditions: (a) if and to the extent required by Massachusetts law, the Merger Agreement and the Merger will have been approved and adopted by the affirmative vote of the stockholders of the Company; (b) any waiting period
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(and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) all necessary approvals, authorizations and consents of any governmental or regulatory entity required to consummate the Merger will have been obtained and remain in full force and effect, and all waiting periods relating to such approvals, authorizations and consents will have expired or been terminated, except where such failure would not have a material adverse effect with respect to the Company or Parent, as the case may be, or would not affect adversely the ability of the Company or Purchaser, as the case may be, to consummate the Merger; (d) no statute, order, decree, ruling or permanent injunction will have been enacted, entered, promulgated or enforced by any governmental entity which prohibits the consummation of the Merger on the terms contemplated by the Merger Agreement; provided that the party seeking to rely upon this condition has fully complied with and performed its obligations to make all necessary filings with applicable governmental entities as required by the Merger Agreement; (e) all consents relating to any Material Contracts set forth in the Merger Agreement that are necessary as a result of the consummation of the transactions contemplated by the Merger Agreement will have been received; and (f) Parent, Purchaser or their affiliates will have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination. The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company (a) by mutual written consent of each of Parent, Purchaser and the Company or (b) by either Parent, Purchaser or the Company (i) if any Governmental Entity shall have enacted, entered, promulgated or enforced a final and nonappealable injunction (which injunction the parties hereto shall have used their best efforts to lift), which prohibits the consummation of the Merger on the terms contemplated by the Merger Agreement (provided that the party seeking to rely upon this condition has fully complied with and performed its obligations pursuant to the Merger Agreement), or permanently enjoins the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger; (ii) if, without any material breach by the terminating party of its obligations under this Agreement, Parent or Acquisition Sub shall not have purchased Shares pursuant to the Offer on or prior to the Expiration Date; provided, however, that neither Parent, Purchaser nor the Company will terminate the Merger Agreement prior to August 31, 2000 if Shares shall not have been purchased by Purchaser by reason of any applicable waiting period (and any extension thereof) under the HSR Act in respect of the Offer not having expired or been terminated or the pendency of a non-final injunction, and Parent, Purchaser and the Company will use their best efforts to cause such condition to be satisfied (including, without limitation, by complying with the requirements of the FTC or other comparable Governmental Entity to divest of assets or otherwise in connection with the consummation of the Offer and Merger or in settlement of any action brought by it) or have any such injunction stayed or reversed; or (iii) by either the Company or Parent if, at the special meeting of stockholders (including any adjournment or postponement thereof) called pursuant to the Merger Agreement the requisite vote of the stockholders of the Company for the Merger shall not have been obtained; (c) by the Company: (i) if Parent or Purchaser shall have failed to commence the Offer on or prior to the tenth business day following the date of the initial public announcement of the Offer;
(ii) if the Board shall have (A) withdrawn, or modified or changed in a manner adverse to Parent its approval or recommendation of the Merger Agreement or the Offer, or resolved to do any of the foregoing, and (B) determined in good faith, after consultation with its outside legal counsel and its financial advisor, that an Acquisition Proposal is a Superior Proposal; (iii) if Parent or Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to Parent or Purchaser except, in any case, for such breaches which would not affect adversely Parent's or Purchaser's ability to consummate the Offer or the Merger provided, however, that no cure period shall be applicable to the matters set forth in clause (i) of this paragraph; or (iv) if the Minimum Condition shall not have been satisfied, in which case neither Parent, Purchaser nor any of their affiliates shall be permitted to accept for payment or pay for any Shares unless and until the Company shall have provided Parent with written notice stating that the Company is not exercising its right to terminate the Merger Agreement; (d) by Parent or Purchaser if: (i) the Company will have breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which breach (A) would give rise to the failure of a condition set forth in paragraph (b), (c) or
(e) of Annex A to the Merger Agreement, and

(B) cannot be or has not been cured within 30 days after the giving of written notice to the Company; or (ii) if the Board shall have withdrawn, modified or changed in a manner adverse to Parent its approval or recommendation of the Merger Agreement or the Offer or shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal with a person or entity other than Parent or its affiliates or resolved to do any of the foregoing.

     Effect of Termination. In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become null and void and have no effect, and there shall be no liability on the part of any party or its affiliates, trustees, directors, officers or stockholders and all rights and obligations of any party shall cease thereto, except (i) as set forth below under the section entitled "Fees and Expenses" and (ii) nothing in the Merger Agreement shall relieve any party from liability for any breach thereof prior to the date of such termination, provided, however, that the Confidentiality Agreement shall survive any termination of the Merger Agreement.

     Fees and Expenses. The Merger Agreement provides that subject to the termination of the Merger Agreement, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with this Agreement and the Offer and Merger shall be paid by the party incurring such fees, costs or expenses.

     If the Company or Parent terminates the Merger Agreement because of the Board's decision to withdraw, modify or change in a manner adverse to Parent its approval or recommendation of the Merger Agreement or the Offer or because the Company has executed an agreement in principle or definitive agreement relating to an Acquisition Proposal with a person or entity other than Parent or its affiliates or resolved to do any of the foregoing, then the Company will as soon as possible thereafter pay to Parent an amount in cash equal to 4% of the sum of
(a) the product of (i) the Merger Consideration and (ii) the total number of issued and outstanding Shares, and (b) the amount to be paid for Options pursuant to the Merger Agreement.

  Executive Severance Arrangements with Executive Officers of the Company

     The Company has entered into executive severance agreements with the following executives of the Company: Michael Lerner, Richard Wenz, Joseph Driscoll, Denis Horton, Stephen Orleans, Ronald Cardone, Paul Ware, Jason Macari, Jeffery Hale, Brian Sundberg and Michael Goldberg. Michael Lerner and Richard Wenz's severance agreements provide that in the event of the qualifying termination (as defined in the agreement) of the executive's employment within twelve months following a change in control (as defined in the agreement) of the Company, the executive is entitled to a payment equal to two times: the sum of
(A) the executive's base salary immediately prior to the termination (or immediately prior to the change in control, if higher) and (B) the executive's most recent bonus paid prior to the change in control, payable in one lump-sum payment no later than 31 days following the date of termination. Joseph Driscoll's severance agreement provides that in the event of the qualifying termination (as defined in the agreement) of the executive's employment within twelve months following a change in control (as defined in the agreement) of the Company, the executive is entitled to a payment equal to one time: the sum of
(A) the executive's base salary immediately prior to the termination (or immediately prior to the change in control, if higher) and (B) the executive's most recent bonus paid prior to the change in control, payable in one lump-sum payment no later than 31 days following the date of termination. All other severance agreements provide that in the event of the qualifying termination (as defined in the agreement) of the executive's employment within twelve months following a change in control (as defined in the agreement) of the Company, the executive is entitled to a payment equal to half of: the sum of (A) the executive's base salary immediately prior to the termination (or immediately prior to the change in control, if higher) and (B) the executive's most recent bonus paid prior to the change in control, payable in one lump-sum payment no later than 31 days following the date of termination. Each severance agreement also provides that in the event of the qualifying termination (as defined in the agreement) of the executive's employment within twelve months following a change in control (as defined in the agreement) of the Company, the executive is entitled to the following severance benefits: (i) continuation of medical, dental, long-term, disability, life and any other insurance coverages for up to 18 months following termination, (ii) continuation of COBRA benefits following the end of the 18 month period referred to in (i) above, (iii) all reasonable legal and arbitration fees and expenses incurred by the executive in obtaining or enforcing any right or benefit provided by the severance agreement, except in cases involving frivolous or bad faith litigation. The severance agreements also provide that in the event the receipt of the severance payments causes the executive to become subject to the 20% excise tax imposed by Section 4999 of the Internal Revenue Code, the severance payments will be increased such that the net amount retained by the executive, after deduction of any excise tax on the severance payments, any federal, state and local income tax, employment tax and any interest and/or penalties assessed with respect to such excise tax, shall be equal to the severance payments. The consummation of the transactions contemplated by the Merger Agreement will constitute a change in control under each executive's severance agreement.

     The following events, among others, are deemed "Qualifying Terminations" under each severance agreement that would entitle the executive to receive severance benefits: (i) an adverse change, not consented to by the executive, in the nature or scope of the executive's responsibilities, authorities, powers, functions or duties from the responsibilities, authorities, powers, functions or duties exercised by the executive immediately prior to change of control; (ii) a reduction in the executive's annual base salary as in effect on the date of the severance agreement or as the same may be increased from time to time; (iii) the relocation of the Company's offices at which the executive is principally employed immediately prior to the date of a change in control to any other location, or the requirement by the Company for the executive to be based anywhere other than the current offices, except for required travel on the Company's business to an extent substantially consistent with the executive's business travel obligations immediately prior to the change in control; (iv) the failure by the Company to pay the executive any portion of his compensation or to pay to the executive any portion of an installment of deferred compensation under any deferred compensation program of the Company within 15 days of the date such compensation is due without prior written consent of the executive; and (v) the failure by the Company to obtain an effective agreement from any successor to assume and agree to perform the severance agreement.

     A copy of the form of severance agreement entered into with each executive is attached hereto as Exhibit 2. The form of severance agreement is incorporated herein by reference.

STOCK OPTIONS

     The Merger Agreement provides that each option to purchase Shares granted under the Company Stock Option Plans (as defined below), which is outstanding (whether or not currently exercisable) as of immediately prior to the date on which Purchaser accepts for payment Shares pursuant to the Offer (the "Acceptance Date") and which has not been exercised or canceled prior thereto will, on the Acceptance Date, be canceled and in exchange therefor, Parent will pay to the holder cash in an amount equal to the product of (i) the number of Shares provided for in such Option and (ii) the excess, if any, of the Offer Price over the exercise price per Share provided for in such Option, which cash payment will be treated as compensation and will be net of any applicable federal or state withholding tax. Notwithstanding the foregoing, if the exercise price per Share provided for in any Option exceeds the Offer Price, no cash will be paid with regard to such Option to the holder of such Option. The Company will take all actions necessary to ensure that (i) all Options, to the extent not exercised prior to the Acceptance Date, will terminate and be canceled as of the Acceptance Date and thereafter be of no further force or effect, (ii) no Options are granted after the date of the Merger Agreement, and (iii) as of the Acceptance Date, the Company Stock Option Plans and all Options issued thereunder shall terminate.

     "Option" means any option to purchase Shares granted under any Company Stock Option Plan. "Company Stock Option Plans" means the 1993 Incentive and Nonqualified Stock Option Plan, 1993-A Employee and Director Stock Option Plan, 1996 Employee and Director Stock Option Plan, and 1996 Nonqualified Stock Option Plan.

     The following table sets forth the options held by the Company's executive officers which will become fully vested.

NAME                                                 NUMBER OF OPTION SHARES    PER SHARE EXERCISE PRICE
----                                                 -----------------------    ------------------------
Michael Lerner.....................................           20,000                     $9.00

Michael Bernstein..................................              250                     $6.00
                                                                 250                     $6.50

Richard Wenz.......................................          250,000                     $2.88
                                                              75,000                     $7.25
                                                             250,000                     $7.63

Joseph Driscoll....................................           20,000                     $2.88
                                                              50,000                     $4.75
                                                              12,000                     $6.00

Stephen Orleans....................................           50,000                     $2.88
                                                               5,000                     $5.37
                                                              25,000                     $6.00
                                                              10,750                     $6.50
                                                               5,000                     $8.63
                                                              10,000                     $9.00

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. At a meeting of the Company's Board of Directors held on April 22, 2000, the Company's Board of Directors, by a unanimous vote, determined that the Offer and the Merger is fair to and in the best interests of the Company and its stockholders, unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and recommended that all holders of Shares tender their Shares pursuant to the Offer.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION.

BACKGROUND

     During the summer of 1998, the Company initiated a process with its investment banker, Goldman, Sachs & Co. ("Goldman Sachs"), to explore opportunities to enhance shareholder value through the possible sale of the Company in a limited auction process. At that time, a number of parties expressed interest in acquiring the Company and discussions were held with, among others, Bidder A, the corporate parent of a leading industry competitor, and Bidder B, a buyout firm. During the first quarter of 1999, the Board of Directors terminated these discussions after determining that the discussions were not likely to yield a price that adequately reflected the long-term value of the Company.

     On October 23, 1999, the President of Bidder A's subsidiary contacted Michael Lerner, Chairman and Chief Executive Officer of the Company and expressed interest in renewing discussions regarding a strategic combination of the two companies. As a result of that conversation, senior executives of Bidder A met with Michael Lerner and Richard Wenz, President and Chief Operating Officer of the Company on November 2, 1999. During this meeting, the participants discussed the status of the Company's overall business as well as recent business developments. Following the discussion, the parties agreed to consider further the possibility of a business combination and to contact each other again if they were interested in pursuing such a transaction. On November 18, 1999, during a regularly scheduled meeting of the Board of Directors, as part of a general discussion about the Company's stock price and business prospects, Michael Lerner briefed the Board concerning the meeting with Bidder A and the potential for renewed interest in a strategic transaction.

     In a telephone conversation with Michael Lerner on December 21, 1999, the President of Bidder A's subsidiary reemphasized Bidder A's interest in continuing discussions concerning a potential business combination between the two companies. In the same conversation, he also indicated that Bidder A's initial indication of a proposed value of the Company would be provided by mid-January 2000. Following this conversation, the Company informed Goldman Sachs of Bidder A's renewed interest and Goldman Sachs became actively involved in advising the Company concerning this renewed interest in a strategic transaction. During the week of January 10, 2000, Bidder B indicated to Michael Lerner and Richard Wenz that it was interested in renewing discussions concerning pursuing a strategic transaction with the Company and developing a formal proposal to acquire the Company at a price of approximately $10 per share in a leveraged recapitalization transaction that would include a management rollover of equity.

     On January 20, 2000, the Board of Directors met telephonically to receive an update from Michael Lerner regarding the Company and its strategic alternatives, including the potential sale of the Company to Bidder A or Bidder B.

     On January 21, 2000, Bidder A provided to the Company a request for selected information for due diligence purposes. On February 3, 2000, senior management of the Company and representatives of Goldman Sachs had a conference call with the members of Bidder A's acquisition team and their investment banker to discuss various matters relating to the due diligence information request and the proposed due diligence process.

     Also on February 3, 2000, Michael Lerner received an unsolicited telephone call from Jeff Segel, Vice President of Sales and Marketing of Parent, another industry competitor, expressing interest in exploring a strategic combination between the Company and Parent. Michael Lerner agreed to meet with members of Parent's senior management on February 5, 2000 to discuss a possible business combination.

     On February 4, 2000, Michael Lerner received a call from Bidder B emphasizing its high level of interest in acquiring the Company and its desire to visit the Company to conduct due diligence as soon as possible. Later that same day, the Board of Directors met telephonically to discuss the status of negotiations. During the meeting, the Board was updated on the status of discussions with Bidder A, Bidder B and Parent.

     On February 5, 2000, Michael Lerner met with Jeff Segel, Martin Schwartz, President and Chief Executive Officer of Parent and Alan Schwartz, Vice President of Operations of Parent. The parties discussed the Company's business operations and prospects and possible synergies and strategic benefits from a business combination between the two companies. Subsequent to the meeting, Parent informed Michael Lerner that its preliminary indication of value for the Company was approximately $11-12 cash per share. On February 17, 2000, Parent executed a confidentiality agreement with the Company and, on February 22, 2000, submitted a due diligence request for information to the Company.

     On February 14, 2000, the Company received a due diligence request for information from Bidder B. Upon receipt of a signed confidentiality agreement from Bidder B, the Company made due diligence information available to Bidder B. On February 24, 2000, Bidder A provided the Company and Goldman Sachs with a letter of interest proposing an acquisition of the Company for a price of $11-13 cash per share.

     At a telephonic Board meeting on February 29, 2000, Michael Lerner updated the Board of Directors on the status of discussions involving the potential acquisition of the Company. On March 1, 2000, the Company received a revised due diligence information request from Bidder A and Bidder A executed a confidentiality agreement. On March 2-3, 2000, the acquisition team from Bidder A visited a "data room," which had been established, and conducted due diligence procedures.

     On March 6, 2000, the Company received a proposal from Bidder B offering $11 per share and contemplating a management retaining a portion of its equity.

     On March 7, 2000, the senior management of Parent visited the Company's offices and attended a management presentation by Michael Lerner and Richard Wenz. Subsequently, during the weeks of March 7 and March 14, representatives from Parent and their acquisition team visited the Company's "data room" and performed additional due diligence.

     During a telephonic meeting on March 8, 2000, Michael Lerner updated the Board with respect to the status of ongoing due diligence by the interested parties. At this meeting, the Board agreed to meet via telephone once a week while discussions of a possible acquisition were actively continuing. At this stage, the Board believed that discussions should continue in the context of negotiations over definitive documentation and, in connection with these negotiations, on March 8, 2000, the Company's counsel, Goodwin, Procter & Hoar LLP distributed a draft Merger Agreement to each of Bidder A and Parent.

     Following consultation with Goldman Sachs, Michael Lerner met with the senior management of Parent in Montreal on March 14, 2000 to discuss the possible synergies and opportunities that could result from a combination of the Company and Parent. On a March 15, 2000 conference call, the Board was updated on the status of discussions with Parent.

     On March 20, 2000, after consultation with Goldman Sachs, Michael Lerner discussed with Bidder B the proposed terms of its offer to acquire the Company. Given that $11 per share appeared to be the upper limit of the range that Bidder B could offer and that the proposal would require that management retain their equity in connection with the transaction, the parties agreed to terminate discussions at that time.

     During a telephonic meeting on March 22, 2000, Michael Lerner updated the Board on the ongoing due diligence activities of both Bidder A and Parent and the Company's response to Bidder B's offer. On March 28, 2000, senior management of Bidder A and its subsidiary visited the Company's offices and listened to a presentation by senior management concerning the Company.

     At a telephonic meeting on March 29, 2000, Michael Lerner updated the Board concerning the ongoing process of due diligence and contract negotiations between the Company and each of Bidder A and Purchaser. On April 3, 2000, the Board of Directors again met to discuss the status of ongoing discussions and negotiations with the three interested parties. At this meeting, Goldman Sachs presented an analysis of the financial terms of the three proposals that had been received or were contemplated. Goodwin, Procter & Hoar LLP reviewed the status of contract negotiations with each of Bidder A and Parent. Following these presentations, the Board discussed the appropriate strategy for continued discussions with the interested parties.

     A senior executive of Bidder A telephoned Michael Lerner on April 4, 2000 to make a verbal cash offer of $11.75 per share for the acquisition of the Company. Subsequently, the Company and its counsel engaged in contract negotiations with Bidder A and its counsel that focused on, among other things, the scope of the representations, warranties and covenants contained in the merger agreement, the conditions under which the acquiring party would be obligated to close the tender offer, the obligations of the parties with respect to obtaining antitrust approval, the ability of the Company to terminate the merger agreement and to enter into an agreement with a party who made a superior proposal and the amount of the termination fee to be paid to Bidder A in such circumstances.

     On April 10, 2000, the President of Parent called Michael Lerner to make a verbal cash offer of $13 per share for the acquisition of the Company. In the subsequent week, the Company and its counsel negotiated with Parent and its counsel a variety of points raised by Parent in its response. These discussions focused on, among other things, the conditions under which Parent would be obligated to close the tender offer, the amount of the termination fee to be paid to Parent if the Company terminated the Merger Agreement in order to enter into an agreement with a party who made a Superior Proposal, and issues relating to Parent's financing arrangements for the transaction.

     On April 11, 2000, the Company's counsel distributed a revised draft of the Merger Agreement to Parent and, on April 12, 2000, the Company's counsel distributed a revised draft of the Merger Agreement to Bidder A. Later on April 12, 2000, the Board held a telephonic meeting and the Company's legal and financial advisors updated the Board on negotiations with both Bidder A and Purchaser.

     During the week of April 13, 2000, a senior executive of Bidder A called Michael Lerner to inform him that they were contemplating increasing their offer to the mid $12 range.

     On April 13, 2000, Parent provided the Company with a draft of its financing commitment letter. On April 14, 2000, the Company and Goldman Sachs conveyed to Parent their comments on the draft of the commitment letter. On April 18, 2000, Parent provided the Company with a final version of the financing commitment letter, which responded to certain of the comments provided to Parent. Later the same day, the Company's counsel distributed a revised draft of the Merger Agreement to Parent.

     On April 19, 2000, after reviewing the status of both offers with representatives of Goldman Sachs, Michael Lerner telephoned the Chief Financial Officer of Bidder A and explained that their offer price was lower than another interested party and that more substantial contract points remained unresolved than remained with the other interested party. In response, the Chief Financial Officer of Bidder A suggested that a face-to-face meeting might expedite resolution of the outstanding contract issues. On the next day, April 20, 2000, members of the Bidder A management team and their outside counsel met with Michael Lerner and Richard Wenz, the Company's counsel and a representative of Goldman, Sachs. While the parties made substantial progress in resolving outstanding contract issues, significant points remained outstanding at the end of the meeting, including the parties' obligations with respect to obtaining antitrust approval, the ability of the Company to terminate the merger agreement and to enter into an agreement with a party who made a superior proposal and the amount of the termination fee. Bidder A indicated that they were contemplating raising their offer price and would inform the Company the next day if they decided to do so.

     On April 21, 2000, the Board of Directors met telephonically to discuss the status of negotiations with the interested parties. Michael Lerner informed the Board that, at the Company's direction, Goldman Sachs instructed both Bidder A and Parent to have their final bids and contracts submitted by 5:00 p.m. on Friday, April 21, 2000. Bidder A responded by increasing its bid to $13.00 per share and Parent increased its bid to $13.875 per share. Following the receipt of the bids and contracts, additional discussions were held with both parties to evaluate the specifics of their bids.

     A Board meeting was held on Saturday April 22, 2000 to review the final bids. During the meeting, Goldman Sachs presented to the Board an analysis of the financial terms of the final offers of Parent and Bidder A and commented on the price and structure of the two proposals. After extensive discussions among the Board members and the Company's advisors, the Board concluded that Parent's final bid of $13.875 per share represented a superior price to Bidder A's proposed price of $13.00 per share and the Merger Agreement negotiated with Parent contained more favorable terms than the one negotiated with Bidder A, particularly with respect to the parties' obligations to obtain antitrust approval. Goldman Sachs then delivered its oral opinion to the effect that the consideration to be received from Parent by the Company's stockholders in the Offer and the Merger was fair from a financial point of view to the Company's stockholders. The Company's Board of Directors then determined that the Offer and the Merger were fair to and in the best interest of the Company and its stockholders, unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, and recommended that all holders of shares tender their Shares pursuant to the Offer. Subsequently, Parent, Purchaser and the Company executed the Merger Agreement and publicly announced the transaction.

REASONS FOR THE COMPANY'S BOARD'S RECOMMENDATIONS; FACTORS CONSIDERED

     In reaching its determination described in paragraph (a) above, the Company's Board of Directors considered a number of factors, including, without limitation, the following:

          (i) The fact that the $13.785 per Share price to be paid in the Offer and the Merger represents (A) a premium of 9.9% over $12.63, the closing price of the Shares on NASDAQ on April 20, 2000, (B) a premium of 19.3% over $11.63, the ten day trading average of the Shares as of April 20, 2000, (C) a premium of 20.9% over $11.48, the 20 day trading average of the Shares as of April 20, 2000, (D) a premium of 20.9% over $11.48, the one month trading average of the Shares as of April 20, 2000, (E) a premium of 28.1% over $10.83, the two month trading average of the Shares as of April 20, 2000, (F) a premium of 41.6% over $9.80, the three month trading average of the Shares as of April 20, 2000, (G) a premium of 63.4% over $8.49, the six month trading average of the Shares as of April 20, 2000, and, (H) a premium of 88.0% over $7.38, the one year trading average of the Shares as of April 20, 2000.

          (ii) The Company's business, financial condition, results of operations, strategic objectives, competitive position and prospects.

          (iii) The Company's historical financial information and projected financial results, including management's most recent projections.

          (iv) A financial analysis of the valuation of the Company under various methodologies, including a discounted cash flow analysis, a leveraged buy out analysis, and pro forma merger analysis.

          (v) The opinion of Goldman Sachs, delivered to the Company's Board of Directors on April 22, 2000, that as of such date, and based upon and subject to various considerations set forth therein, the consideration to be received by the Company's stockholders in the Offer and the Merger was fair from a financial point of view to such stockholders.

          (vi) The results of the discussions with Bidder A and Bidder B regarding a possible acquisition, leveraged recapitalization, leveraged buyout, or similar transaction with the Company.

          (vii) The limited ability of Purchaser to terminate the Offer or the Merger

          (viii) The terms and conditions of the Merger Agreement, including the "all cash" nature of the transaction and the facts that (A) the Offer and Merger are not subject to a financing condition, (B) Parent and Purchaser have agreed that Shares not purchased in the Offer will receive pursuant to the Merger the same form and amount of consideration as the Shares purchased in the Offer, and (C) the Company, under certain circumstances and subject to certain conditions (including the payment of a Liquidated Amount) may terminate the Merger Agreement in order to execute an agreement with a third party providing for the acquisition of the Company on terms more favorable to the Company's stockholders than the Offer and the Merger.

     The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board of Directors in connection with its approval of the Merger Agreement. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors.

     In analyzing the Offer and the Merger, the Company's management and Board of Directors were assisted and advised by representatives of Goldman Sachs and the Company's counsel, who reviewed various financial, legal and other considerations in addition to the terms of the Merger Agreement. The full text of the written opinion of Goldman Sachs, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Goldman Sachs in arriving at its opinion, is attached hereto as Exhibit 3 and is incorporated herein by reference. Stockholders are urged to, and should, read such opinion carefully and in its entirety. The opinion was provided for the information and assistance of the Company's Board of Directors in connection with its consideration of the Offer and the Merger. Such opinion addresses only the fairness from a financial point of view of the consideration to be received by the stockholders of the Company in the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether to tender shares in the Offer or to vote in favor of the Merger.

     (c) INTENT TO TENDER. To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to either (i) tender all Shares held of record or beneficially by them pursuant to the Offer, or (ii) vote all Shares held of record or beneficially by them for the approval and to tender their Shares. Concurrently with execution of the Merger Agreement, Michael Lerner, Michael Bernstein and Mark Owens, three of the Company's directors, and Bear Stearns & Co. and DB Capital Partners, Inc. (formerly known as BT Capital Partners), two of the Company's stockholders, collectively owning approximately 58% of the outstanding Shares, entered into a tender agreement pursuant to which they are contractually bound to tender their shares pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

ITEM 5.  PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) SOLICITATIONS OR RECOMMENDATIONS. Goldman Sachs is acting as the Company's financial advisor in connection with the Offer and the Merger. The Company entered into an engagement letter with Goldman Sachs, dated August 23, 1996, as amended from time to time by the Company and Goldman Sachs (collectively, the "Engagement Letter"), pursuant to which the Company engaged Goldman Sachs as a financial advisor in connection with the possible sale of all or a portion of the Company. Pursuant to the terms of the Engagement Letter, the Company will pay Goldman Sachs a fee equal to 1.5% of the aggregate consideration paid for the Shares, upon completion of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable expenses incurred during its engagement and to indemnify Goldman Sachs against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Goldman Sachs and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transaction in the Shares has been effected during the past sixty (60) days by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) State Takeover Laws. Massachusetts has enacted three takeover laws, Chapters 110C, 110D and 110F of the MGL. Chapter 110D of the MGL (the "Control Share Act") regulates "control share acquisitions," defined as the acquisition of stock in certain "issuing public corporations" organized in Massachusetts which increases the voting power of the acquiror above certain specified levels (i.e., 20%, 33 1/3% and 50%). The Control Share Act disqualifies the voting rights of Shares acquired in a "control share acquisition" unless, among other things, such acquisition is pursuant to a merger agreement to which the issuing public corporation is a party. In accordance with the provisions of Chapter 110D, on April 22, 2000, the Board of Directors of the Company consented to and approved the Merger Agreement, the Offer, and the Merger and Purchaser's and Parent's acquisition of Shares pursuant to the Offer and the Merger, and accordingly, the Control Share Act is inapplicable to the offer and the Merger.

     Chapter 110C of the MGL (the "Take-Over Bid Statute") imposes procedural requirements in connection with certain take-over bids. A take-over bid ("Take-Over Bid") is the acquisition or offer to acquire stock which would result in the acquiror possessing more than 10% of the voting power of any class of an issuer's stock. A Take-Over Bid does not include, among other things, any offer which the board of directors of the issuer has consented to and approved and has recommended its stockholders accept, if the terms of such bid, including any inducements to officers or directors which are not made available to all stockholders, have been furnished to the stockholders. In accordance with the provisions of Chapter 110C, on April 22, 2000, the Board of Directors of the Company consented to and approved the Merger Agreement, the Offer and the Merger and Purchaser's and Parent's acquisition of Shares pursuant to the Offer and the Merger and complied with all applicable disclosure requirements, therefore, the Take-Over Bid Statute is inapplicable to the Offer and the Merger.

     Chapter 110F of the MGL (the "Business Combination Statute") limits the ability of a Massachusetts corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 5% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder". On April 22, 2000, the Board of Directors of the Company consented to and approved the Merger Agreement, the Offer and the Merger and Purchaser's and Parent's acquisition of Shares pursuant to the Offer and the Merger and, therefore, the Business Combination Statute is inapplicable to the Offer and the Merger.

     (b) Antitrust. The Offer and Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice ("Antitrust Division") and certain waiting period requirements have been satisfied. Each of Parent and the Company intends to file a Notification and Report Form under the HSR Act with respect to the Offer as soon as practicable.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Shares pursuant to the Offer. At any time before or after Purchaser's acceptance for payment of Shares, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Purchaser or its subsidiaries. Private parties and state attorney generals may also bring legal action under the antitrust laws under certain circumstances. Based upon Purchaser's discussions with the Company and its examination of publicly available information with respect to the Company, Purchaser believes that the acquisition by Purchaser of the Shares will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result.

     (c) Section 14(f) Information Statement. The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9.  EXHIBITS.

Exhibit 1     Agreement and Plan of Merger dated April 22, 2000 among
              Safety 1st, Inc., Dorel Industries, Inc. and Diamond
              Acquisition Subsidiary, Inc.
Exhibit 2 Form of Severance Agreement. Safety 1st has entered into such agreements with the following officers: Michael Lerner, Richard Wenz, Joseph Driscoll, Denis Horton, Stephen
              Orleans, Ronald Cardone, Paul Ware, Jason Macari, Jeffery
              Hale, Brian Sundberg and Michael Goldberg.

Exhibit 3*    Opinion dated April 22, 2000 of Goldman, Sachs & Co.*
Exhibit 4*    Letter to Stockholders of Safety 1st, Inc., dated May 8,
              2000 from Michael Lerner, Chairman and Chief Executive
              Officer of Safety 1st, Inc.*
Exhibit 5     Joint Press Release issued by Safety 1st, Inc. and Dorel
              Industries, Inc., dated April 24, 2000.

---------------
* Included in copies mailed to stockholders by Safety 1st, Inc. and Dorel Industries, Inc.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2000                        SAFETY 1ST, INC.

                                          By:      /s/ MICHAEL LERNER
                                            ------------------------------------
                                            Michael Lerner
                                            Chairman and Chief Executive Officer

                                                                      SCHEDULE I

                                SAFETY 1ST, INC.
                                  45 DAN ROAD
                          CANTON, MASSACHUSETTS 02021

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                            ------------------------

     This Information Statement is being mailed on or about May 8, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Safety 1st, Inc., a Massachusetts corporation (the "Company"), to the holders of shares of common stock, par value $.01 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of the Purchaser Designees (as hereinafter defined) to seats on the Board of Directors of the Company (the "Company Board").

     The Company, Dorel Industries, a Canadian corporation ("Parent"), and Diamond Acquisition Subsidiary Inc., a Massachusetts corporation and a wholly-owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger dated as of April 22, 2000 (the "Merger Agreement"), pursuant to which (i) Parent has caused the Company to commence a tender offer (the "Offer") for all outstanding Shares at a price of $13.875 per Share, net to the seller in cash, without interest, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement requires the Company to take action to cause the Purchaser Designees to be elected to the Company Board under the circumstances described therein. See "Right to Designate Directors; Purchaser Designees" below.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 8, 2000. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on June 5, 2000. In certain circumstances, the Offer may be extended.

     The information contained in this Information Statement concerning Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (a) the total number of directors on the Company Board (after giving effect to the directors designated by Parent pursuant to this sentence) and (b) the percentage that the total votes represented by such number of Shares so purchased by the Purchaser bears to the total votes represented by the number of Shares outstanding. In order to effect the foregoing, the Company has agreed that it shall, upon request by Parent, promptly increase the size of the Company Board and/or exercise its best efforts to secure the resignations of such number of its directors as is necessary to enable Parent's designees (the "Purchaser Designees") to be elected to the Company Board and shall take all actions to cause Purchaser Designees to be so elected to the Company Board. In the event that Purchaser Designees are elected to the Company Board, until the effective time of the Merger (the "Effective Time"), the Company Board shall have at least two directors who are directors on the date of the Merger Agreement (the

"Independent Directors"); provided that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate the person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who shall not be stockholders, affiliates or associates of Parent or Purchaser and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In addition, in the event that Purchaser Designees are elected to the Company Board, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required in addition to any other applicable requirement to (a) amend or terminate the Merger Agreement by the Company, (b) exercise or waive any of the Company's material rights, benefits or remedies hereunder, or (c) extend the time for performance of Parent's or Purchaser's respective obligations under the Merger Agreement.

     As of the date of this Information Statement, Parent has not determined the identity of the Purchaser Designees. However, the Purchaser Designees are expected to be selected from among the directors and executive officers of Parent. Certain information regarding the directors and executive officers of Parent is contained in Annex I hereto. The Company also has not yet determined the identity of the Independent Directors, although the Independent Directors will be selected from among the current directors of the Company. Certain information regarding the Company's directors is set forth below in "Information Regarding Directors and Executive Officers of the Company."

     None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of Parent, beneficially owns any securities (or rights to acquire securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), except as may be disclosed herein or in the Schedule 14D-9.

     It is expected that the Purchaser Designees may assume office promptly following the purchase by the Purchaser of such number of shares which satisfies the Minimum Condition (as defined in the Merger Agreement) and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least two-thirds of the Company Board.

                               SHARE INFORMATION

     The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote on each matter properly brought before an annual or special meeting of stockholders of the Company. As of May 1, 2000, there were 8,680,682 Shares outstanding.

     INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

BOARD OF DIRECTORS OF THE COMPANY AND COMMITTEES THEREOF

     The Company Board currently consists of six members. The Company Board is composed of Michael Lerner, Michael Bernstein, John Howard, Joseph Wood, Mark Owens and Frank Haydu. All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers of the Company hold office until the first meeting of directors following the next annual meeting of stockholders, and in the case of the President, Treasurer and Clerk, until their successors are duly chosen and qualified.

     The Board of Directors held a total of five meetings during 1999 (and acted by written consent four times). All incumbent directors attended at least 75 percent of those meetings, and of the committees of which they were members, that were held while they were serving on the board or such committee.

  Audit Committee.

     The Audit Committee of the Board of Directors, which consisted of Frank Haydu, Mark Owens, and John Howard held one meeting during 1999. The Audit Committee recommends engagement of the Company's independent accountants and is primarily responsible for reviewing their performance and their fees and for reviewing and evaluating with the independent auditors and management the Company's accounting policies and its system of internal accounting controls.

  Compensation Committee.

     The Compensation Committee of the Board of Directors, which consisted of Mark Owens, John Howard and Michael Batal (who resigned from the Board on September 1, 1999) met once during 1999. The Compensation Committee recommends to the Board of Directors the compensation of executive officers of the Company.

  Stock Option Committee.

     The Stock Option Committee met once during 1999. The members of the Stock Option Committee are Michael Lerner and Michael Bernstein. The Stock Option Committee has in the past administered and made awards under the Company's 1993 Incentive and Non-Qualified Stock Option Plan and the 1993-A Employee and Director Stock Option Plan. It is expected that the Stock Option Committee will continue to administer and make awards under the Company's 1996 Employee and Director Stock Option Plan and the Company's 1996 Nonqualified Stock Option Plan, except to those persons who are executive officers, directors or 10% shareholders, whose awards are administered by the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mark Owens, Michael Batal, and John Howard served as members of the Company's Compensation Committee during 1999, and Curt Feuer served as a member of the Company's Compensation Committee in 1999 until his resignation from the positions of Clerk and Director of the Company on January 25, 1999. Curt Feuer was a member of the law firm of Kassler & Feuer, P.C. in Boston, Massachusetts, which was corporate counsel to the Company until January 25, 1999. Kassler & Feuer, P.C. was paid approximately $211,000 during 1999 in fees for services rendered to the Company. Michael Batal was a Managing Director with DB Capital, with which the Company has entered into certain transactions described under the heading "Certain Relationships and Related Transactions" for which DB Capital received a closing fee of $150,000 in 1997 and an additional fee in the amount of $225,000 payable (under certain conditions) over four years. In addition, BT Commercial Corporation, an affiliate of DB Capital, has and will be receiving fees, as the Company's lender, and as agent for a group of lenders providing the Company's credit facility, as discussed under the heading "Certain Relationships and Related Transactions".

BIOGRAPHICAL INFORMATION REGARDING DIRECTORS

     The following biographical descriptions set forth certain information with respect to the members of the Company Board, based on information furnished to the Company by each director.

     Michael Lerner, a co-founder of the Company, has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since its organization in 1984 and as its President until 1997. From 1976 to 1984, Michael Lerner served as Executive Vice President of Career Management Services, Inc., an executive placement service.

     Michael Bernstein has served as Executive Vice President of the Company since November 1992 and as a Director since March 1996. Michael Bernstein joined the Company in 1986 as Vice President of Sales and Marketing. From 1984 to 1986, Michael Bernstein served as Executive Vice President of Monterey Labs, an infant feeding manufacturer. From 1975 to 1984, he served in various capacities, including Vice President, with Sanitoy, Inc., a baby products manufacturer. Michael Bernstein became a consultant to the company effective January 1, 2000.

     Mark Owens, a Director of the Company since May 1997, is President of Haja Capital Corporation, a private investment firm which he founded in 1997. From 1972 to 1997 Mark Owens was President of Medo Industries, Inc., a manufacturer of consumer goods. Mark Owens also served as Vice President of Quaker State Oil Corporation from October 1996, when it acquired Medo Industries, Inc., until October 1997.

     Frank Haydu, a Director of the Company since June 1999, is Vice Chairman of Haydu & Lind, a senior living development and management company, and is a member of Albany Molecular Research, Inc.'s Board of Directors. For five years, Frank Haydu was a Managing Director at Kidder Peabody & Company. Frank Haydu also served as interim Chief Executive Officer of the Tufts New England Medical Center.

     John Howard, a Director of the Company since July 1997, has been a Senior Managing Director in the Merchant Banking Division of Bear, Stearns & Co., Inc., an investment banking firm, since March 1997. Prior to joining Bear, Stearns & Co., Inc., John Howard served as the Chief Executive Officer of Gryphon Capital Partners, a private investment firm, from June 1996 to March 1997 and as Co-Chief Executive Officer of Vestar Capital Partners, Inc., a private investment firm, from 1990 to 1996. John Howard is a director of Dyersburg Corp. and Celestial Seasonings, Inc.

     Joseph Wood, a Director of the Company since November 1999 replaced Michael Batal as DB Capital Partners Inc. representative in November of 1999. Joseph Wood has been a senior member of DB Capital and its predecessor BT Capital for 12 years. Since 1989, Joseph Wood has played a critical role in a majority of DB Capital's investments. He serves as a board member for several of DB Capital's portfolio companies. He has worked for Deutsche Bank and its predecessor Bankers Trust since 1970 in the corporate lending, credit and money market areas.

     On July 30, 1997 in connection with the purchase by DB Capital and Bear Stearns of shares of the Company's preferred stock and of warrants to purchase the Company's Common Stock, Bear Stearns and DB Capital entered into a Voting Agreement with the Company, Michael Lerner and Michael Bernstein pursuant to which each party to the Agreement (with the exception of the Company) agreed to vote all of their respective holdings of Common Stock to elect one person designated by Bear Stearns (subject to the satisfaction of a minimum percentage holding of Common Stock equivalents by Bear Stearns) and one person designated by DB Capital (subject to the satisfaction of a minimum percentage holding of Common Stock equivalents by DB Capital) to the Company's Board of Directors. In addition, under the terms of the Voting Agreement, the Company agreed to use its best efforts to cause the persons designated by DB Capital and Bear Stearns to be nominated to the Company's Board of Directors. Joseph Wood and John Howard are the persons designated by DB Capital and Bear Stearns, respectively.

BIOGRAPHICAL INFORMATION REGARDING EXECUTIVE OFFICERS OF THE COMPANY

     The following biographical descriptions set forth certain information with respect to the executive officers of the Company, based on information furnished to the Company by each executive officer.

     Michael Lerner is the Company's Chief Executive Officer. For Biographical information regarding Michael Lerner see "-- Biographical Information Regarding Directors" above.

     Richard Wenz became the Company's President and Chief Operating Officer in February 1997. During 1995 and 1996, Richard Wenz was a Partner with the Lucas Group, a strategy consulting firm in Boston, Mass. From 1992 to 1994, Richard Wenz served as President and Chief Executive Officer of Professional Golf Corporation.

     Joseph Driscoll joined the Company in April 1997 as Controller, and was named the Company's Chief Financial Officer in September 1998. From 1993 to 1997, Joseph Driscoll served in various capacities, including Assistant Corporate Controller, for Staples, Inc., a retailer of office supplies and equipment.

     Stephen Orleans, President of Safety 1st Home Products Canada Inc. (the Company's wholly owned subsidiary located in Montreal, Canada), founded Orleans Juvenile Products Inc. in 1989 and as its President developed it into one of the leading distributors of juvenile products in Canada. Orleans Juvenile Products Inc. was acquired by the Company effective February 1996.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS.

     Directors who are not full-time employees of the Company receive a fee of $500 for each Board meeting attended and $250 for each Committee meeting not held on the same day as a Board meeting. Directors are entitled to receive reimbursement for traveling costs and other out-of-pocket expenses incurred in attending Board and Committee meetings.

     Options were granted to non-employee directors during the 1999 fiscal year as follows: Frank Haydu received a grant of 25,000 options at an exercise price of $5.37 per share on July 19, 1999.

EXECUTIVE OFFICERS.

     The following table sets forth the compensation earned for services rendered to the Company and its subsidiaries for each of the last three fiscal years by: the Company's Chief Executive Officer and the four other highest paid executive officers whose salary and bonus earned during the 1999 fiscal year were in excess of $100,000 and who were serving as executive officers at the end of the 1999 fiscal year. The individuals included in the table are collectively referred to as the "Named Executive Officers".

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                      SECURITIES
                                                             ANNUAL COMPENSATION      UNDERLYING
                                                            ---------------------      OPTIONS/
NAME AND PRINCIPAL POSITION                         YEAR    SALARY($)    BONUS($)     SAR(S)(#)
---------------------------                         ----    ---------    --------    ------------
Michael Lerner....................................  1999     337,800            0             0
  Chairman and Chief Executive Officer              1998     330,288            0             0
                                                    1997     230,769            0             0

Richard Wenz(1)...................................  1999     327,406            0       250,000
  President and Chief Operating Officer             1998     320,481       45,000        75,000
                                                    1997     252,692       60,000       250,000

Michael Bernstein.................................  1999     200,081            0             0
  Executive Vice President                          1998     195,663            0             0
                                                    1997     134,616            0             0

Joseph Driscoll (2)...............................  1999     175,000       40,000        20,000
  Chief Financial Officer and Treasurer             1998     139,489       12,500        50,000
                                                    1997      90,465       20,000        12,000
Stephen Orleans(3)................................  1999     158,501       25,000        55,000
  President, Safety 1st Home Products Canada, Inc.  1998     124,112        5,000         5,000
                                                    1997     109,711     (4)7,500     (4)25,000

---------------
(1) Richard Wenz became employed by the Company in 1997.

(2) Joseph Driscoll became employed by the Company in 1997 and became an executive officer of the Company in 1998.

(3) Stephen Orleans became an executive officer of the Company in 1996. Amounts exclude consideration received in connection with the Company's acquisition of Orleans Juvenile Products Inc. See "Certain Relationships and Related Transactions".

(4) In lieu of a guaranteed minimum bonus of approximately $25,000 due Stephen Orleans under his employment agreement in respect of 1996, Stephen Orleans agreed to accept options to acquire 25,000 shares of Common Stock, which were awarded to him on April 1, 1997 at an exercise price of $6.00 per share (the fair market value of the Common Stock on the date of grant).

  Option Exercises and Year-End Holdings

     The following table sets forth information with respect to the stock option grants made during the last completed fiscal year to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                         PERCENT OF                             POTENTIAL REALIZED
                                           TOTAL                                 VALUE AT ASSUMED
                            NUMBER OF     OPTIONS                                 ANNUAL RATES OF
                            SECURITIES   GRANTED TO                             STOCK APPRECIATION
                            UNDERLYING   EMPLOYEES    EXERCISE                  FOR OPTION TERM(2)
                             OPTIONS     IN FISCAL      PRICE     EXPIRATION   ---------------------
NAME                        GRANTED(#)      YEAR      ($/SHARE)      DATE         5%         10%
----                        ----------   ----------   ---------   ----------   --------   ----------
Michael Lerner............          0         --           --            --          --           --
Richard Wenz..............    250,000       26.6%        2.88     3/11/2009    $452,804   $1,147,495
Michael Bernstein.........          0         --           --            --          --           --
Joseph Driscoll...........     20,000        2.1%        2.88     3/11/2009    $ 36,224   $   91,800
Stephen Orleans...........     50,000        5.3%        2.88     3/11/2009    $ 90,561   $  229,499
                                5,000        0.6%        5.37     7/19/2009    $ 16,886   $   42,792

---------------
(1) When granted, each option had a term of ten years and vests as follows:
    33.3% of the options vest 6 months after the grant date, an additional 33.3% vest 18 months after the grant date, and the final 33.3% vest 30 months after the grant date. The exercise price for each option is the fair market value of the Common Stock on the date of grant. The option exercise period may be reduced in the event of death, disability or other termination of service to the Company, and such period may also be reduced, and the time at which options become exercisable may be accelerated, upon changes in control or other fundamental corporate changes. Richard Wenz's grant of 250,000 options vest as follows: 125,000, 6 months after grant date, 62,500, 12 months after grant date and 62,500, 18 months after grant date. Stephen Orleans's grant of 5,000 options vest as follows: 2,500 vest at grant date and the remaining 2,500 options vest 12 months after grant date.

(2) There is no assurance provided to any executive officer or any other holder of the Common Stock that the actual stock price appreciation over any term will be the assumed 5% or 10% rates of compounded stock price appreciation or at any other defined level. Unless the market price of the Common Stock appreciates over the exercise price during the option term, no value will be realized from the option grants made to the executive officers.

     The following table sets forth each exercise of stock options during the last completed fiscal year by each of the Named Executive Officers, the number of unexercised options at year-end and the fiscal year-end value of unexercised options:

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                           AND FISCAL YEAR-END VALUES

                                                          NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                SHARES                   UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                              ACQUIRED ON    VALUE     OPTIONS AT FISCAL YEAR-END     AT FISCAL YEAR-END($)(1)
                               EXERCISE     REALIZED   ---------------------------   ---------------------------
NAME                              (#)         ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          -----------   --------   -----------   -------------   -----------   -------------
Michael Lerner..............         0           0        20,000             0        $      0       $      0
Richard Wenz................         0           0       487,500        87,500        $878,750       $295,000
Michael Bernstein...........         0           0           500             0        $      0       $      0
Joseph Driscoll.............         0           0        52,001        29,999        $140,470       $107,430
Stephen Orleans.............         0           0        64,917        35,833        $130,577       $159,323

---------------
(1) Based upon the market price of $7.50 per share, which was the closing selling price per share of the Common Stock on the Nasdaq Stock Market on the last day of the 1999 fiscal year, less the option exercise price payable per share.

AGREEMENTS WITH MANAGEMENT

     In April 1993, the Company entered into five-year employment agreements with each of Michael Lerner and Michael Bernstein, pursuant to which Michael Lerner and Michael Bernstein are employed as Chief Executive Officer and Executive Vice President, respectively, and have agreed to devote their full time and efforts to the Company. Under the agreements, the Company agreed to pay Michael Lerner and Michael Bernstein base salaries of $275,000 and $135,000, respectively, subject to increase in future years at the discretion of the Board of Directors. The employment agreements further provide for bonuses to Michael Lerner and Michael Bernstein in each year of such amounts as may be determined at the discretion of the Board of Directors, but not to exceed the amount of the respective employee's base salary for such year. Each agreement also prohibits the employee from competing with the Company for a period of three years after termination of employment. The agreements expired in April 1998. (See also "Severance Agreements" below.)

     Effective January 1, 2000, Michael Bernstein entered into a one year contract as a consultant to the Company. The contract pays Michael Bernstein $200,000 over the one year period. Prior to January 1, 2000, Michael Bernstein had been the Company's Executive Vice President.

     On February 19, 1997, the Company entered into a three year employment agreement with Richard Wenz, pursuant to which Richard Wenz became employed as the Company's President and Chief Operating Officer and has agreed to devote his full time and efforts to the Company. Under the agreement, Richard Wenz is entitled to receive an annual base salary of $300,000, subject to annual increases at the discretion of the Company's Board of Directors or Compensation Committee. Richard Wenz is also entitled to receive incentive compensation, based on performance of Richard Wenz and the Company, not to exceed 35% of base salary and, in the case of the first year of employment, not to be less than 20% of base salary. The employment agreement also provided for the grant of the 250,000 options in 1997. The agreement further provides that the Company may terminate the agreement without cause upon either one year's prior written notice or a payment of base salary for one year from the date of termination. The agreement prohibits Richard Wenz from competing with the Company for a period of two years after termination of employment for any reason. (See also "Severance Agreements" below.)

     On February 1, 1996, the Company's subsidiary, Safety 1st Home Products Canada Inc. ("Safety 1st Canada"), entered into a five-year employment agreement with Stephen Orleans, pursuant to which Stephen Orleans is employed as the President of Safety 1st Canada, and has agreed to devote his full time and efforts to Safety 1st Canada. Under the agreement, Safety 1st Canada has agreed to pay Stephen Orleans a base salary of Canadian $135,000, subject to increase in future years at the discretion of Safety 1st Canada's Board of Directors. The employment agreement further provides for bonuses to Stephen Orleans in each year in such amounts as may be determined at the discretion of Safety 1st Canada's Board of Directors (with a guaranteed minimum bonus of Canadian $35,000 in 1996), but not to exceed the amount of his base salary for such year. (See also "Severance Agreements" below.)

SEVERANCE AGREEMENTS

     The Company has entered into executive severance agreements with the following executives of the Company: Michael Lerner, Richard Wenz, Joseph Driscoll, Denis Horton, Stephen Orleans, Ronald Cardone, Paul Ware, Jason Macari, Jeffery Hale, Brian Sundberg and Michael Goldberg. Michael Lerner and Richard Wenz's severance agreements provide that in the event of the qualifying termination (as defined in the agreement) of the executive's employment within twelve months following a change in control (as defined in the agreement) of the Company, the executive is entitled to a payment equal to two times: the sum of
(A) the executive's base salary immediately prior to the termination (or immediately prior to the change in control, if higher) and (B) the executive's most recent bonus paid prior to the change in control, payable in one lump-sum payment no later than 31 days following the date of termination. Joseph Driscoll's severance agreement provides that in the event of the qualifying termination (as defined in the agreement) of the executive's employment within twelve months following a change in control (as defined in the agreement) of the Company, the executive is entitled to a payment equal to one time: the sum of
(A) the executive's base salary
immediately prior to the termination (or immediately prior to the change in control, if higher) and (B) the executive's most recent bonus paid prior to the change in control, payable in one lump-sum payment no later than 31 days following the date of termination. All other severance agreements provide that in the event of the qualifying termination (as defined in the agreement) of the executive's employment within twelve months following a change in control (as defined in the agreement) of the Company, the executive is entitled to a payment equal to half of: the sum of (A) the executive's base salary immediately prior to the termination (or immediately prior to the change in control, if higher) and (B) the executive's most recent bonus paid prior to the change in control, payable in one lump-sum payment no later than 31 days following the date of termination. Each severance agreement also provides that in the event of the qualifying termination (as defined in the agreement) of the executive's employment within twelve months following a change in control (as defined in the agreement) of the Company, the executive is entitled to the following severance benefits: (i) continuation of medical, dental, long-term, disability, life and any other insurance coverages for up to 18 months following termination, (ii) continuation of COBRA benefits following the end of the 18 month period referred to in (i) above, (iii) all reasonable legal and arbitration fees and expenses incurred by the executive in obtaining or enforcing any right or benefit provided by the severance agreement, except in cases involving frivolous or bad faith litigation. The severance agreements also provide that in the event the receipt of the severance payments causes the executive to become subject to the 20% excise tax imposed by Section 4999 of the Internal Revenue Code, the severance payments will be increased such that the net amount retained by the executive, after deduction of any excise tax on the severance payments, any federal, state and local income tax, employment tax and any interest and/or penalties assessed with respect to such excise tax, shall be equal to the severance payments. The consummation of the transactions contemplated by the Merger Agreement will constitute a change in control under each executive's severance agreement.

     The following events, among others, are deemed "Qualifying Terminations" under each severance agreement that would entitle the executive to receive severance benefits: (i) an adverse change, not consented to by the executive, in the nature or scope of the executive's responsibilities, authorities, powers, functions or duties from the responsibilities, authorities, powers, functions or duties exercised by the executive immediately prior to change of control; (ii) a reduction in the executive's annual base salary as in effect on the date of the severance agreement or as the same may be increased from time to time; (iii) the relocation of the Company's offices at which the executive is principally employed immediately prior to the date of a change in control to any other location, or the requirement by the Company for the executive to be based anywhere other than the current offices, except for required travel on the Company's business to an extent substantially consistent with the executive's business travel obligations immediately prior to the change in control; (iv) the failure by the Company to pay the executive any portion of his compensation or to pay to the executive any portion of an installment of deferred compensation under any deferred compensation program of the Company within 15 days of the date such compensation is due without prior written consent of the executive; and (v) the failure by the Company to obtain an effective agreement from any successor to assume and agree to perform the severance agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Joseph Wood, a director of the Company, is a Managing Director with DB Capital and John Howard, a director of the Company, is a Senior Managing Director of Bear Stearns. DB Capital and Bear Stearns are each beneficial owners of more than 5% of the Company's Common Stock and have engaged in the following transactions with the Company. On July 30, 1997, the Company entered into a $55 million refinancing of its then existing credit facility. The refinancing consisted of a $15 million equity investment by DB Capital and Bear Stearns and a $40 million credit facility (which was subsequently increased to a $47.5 million credit facility) provided in part by an affiliate of DB Capital.

     The equity investment consisted of a $15 million private placement of 15,000 shares of the Company's redeemable preferred stock, $1.00 par value per share (the "Preferred Shares") and warrants to purchase 1,268,346 shares of the Company's Common Stock (the "Warrants"). The investment was made 50% by DB Capital and 50% by Bear Stearns. At the closing, the Company paid DB Capital and Bear Stearns each a closing fee of $150,000 and agreed to pay additional fees in the amount of $225,000 to each (under certain conditions) over four years. Dividends on the Preferred Shares are payable, at the option of the Company, either in cash at an annual rate of 10%, compounded quarterly, or in the form of an increase in the liquidation value of the Preferred Shares at an annual rate of 13.25%, compounded quarterly. On October 21, 1999 the company paid $9,685,000 to both DB Capital and Bear Stearns to redeem the Company's outstanding preferred stock and accrued dividends in connection with the refinancing of their primary credit facility.

     Pursuant to the above, Bear Stearns and DB Capital exercised their warrants to purchase the Company's Common Stock on June 24, 1999 and August 1, 1999, respectively, at an exercise price of $.01 per share of Common Stock. Bear Stearns received 633,009 shares (cashless exercise) and DB Capital received 634,173 shares. DB Capital and Bear Stearns have each been granted one demand registration right for the Common Stock underlying the Warrants (subject to customary timing limitations) as well as piggyback registration rights. Pursuant to the equity investment, DB Capital and Bear Stearns is each entitled to designate one person to be nominated to the Company's Board of Directors so long as each such investor owns Common Stock (or Warrants to purchase Common Stock) which, in the aggregate, represents 5% or more of the Common Stock Equivalents (as defined) outstanding at July 30, 1997; and as long as either DB Capital or Bear Stearns has a right to designate one person to the Board of Directors, the Board of Directors shall not exceed 10 members. Pursuant to a Voting Agreement, Michael Lerner, Chief Executive Officer and a director of the Company, and Michael Bernstein, Executive Vice President and a director of the Company, have agreed to vote in favor of the persons designated by DB Capital or Bear Stearns to the extent such investor is entitled to designate a person to the Board of Directors. Effective with the closing of the equity investment, the Company's Board of Directors decreased its size from 8 to 6 members, and Michael Batal was elected as director of the Company. Michael Batal resigned as director on September 1, 1999 and was replaced by Joseph Wood as representative of DB Capital.

     An affiliate of DB Capital, BT Commercial Corporation ("BTCC"), acted as lender and as agent for a group of lenders which provided the Company's primary credit facility. BTCC's participation in the credit facility was approximately 20%. The annual rate of interest for the revolving credit portion of the facility ($35 million maximum) was, at the Company's option, either prime plus 1.75% or LIBOR plus 2.75%. The annual rate of interest for the term loan portion of the facility ($12.5 million maximum) was, at the Company's option, either prime plus 2.00% or LIBOR plus 3.00%. The credit facility was secured primarily by all corporate assets of the Company and contained certain financial covenants. The credit agreement required the Company to pay certain fees to BTCC, as agent, including a monthly unused line fee equal to 0.50% per annum of the average unused commitment during the preceding month and letter of credit fees in an amount equal to 2.50% per annum of the daily average amount of standby letter of credit obligations outstanding during the previous month and 1.375% per annum of the daily average amount of documentary letter of credit obligations outstanding during the previous month. The Company and BTCC also entered into a separate letter agreement pursuant to which the Company paid to BTCC a fee of $1,000,000 and was required to pay BTCC an annual agent's fee of $75,000 and letter of credit facing fees equal to 0.25% per annum on the undrawn amount of each letter of credit. Bankers Trust Company, an affiliate of DB Capital and BTCC, provided services under the credit facility as issuer of letters of credit for the Company, and received customary fees for such services. On October 21, 1999 the Company refinanced its existing bank debt and preferred stock with a new $70,000,000 credit facility. In connection with the refinancing the Company paid $35,232,000 to BTCC to extinguish it previous bank facility.

     The transactions with DB Capital (and its affiliates) and Bear Stearns described above were entered into in arms-length negotiations at a time when neither party had a representative on the Company's Board of Directors.

     Michael Lerner and Michael Bernstein have agreed to pay in the aggregate $300,000 to former lenders of the Company as part of the consideration for such former lenders' agreement to sell at discount their loans with the Company to a successor lender. The obligations of Michael Lerner and Michael Bernstein to the Company's former lenders are payable over five years and are secured by a pledge of 27,043 shares and 6,761 shares, respectively, of their stock in the Company.

     Stephen Orleans, President of the Company's wholly-owned subsidiary Safety 1st Home Products Canada, Inc., was sole stockholder of Orleans Juvenile Products Inc. when it was acquired by the Company effective February 1, 1996. Stephen Orleans received an aggregate consideration of $2,750,000 for the sale of his business, of which amount, $1,100,000 was paid in cash at the closing, and the balance of $1,650,000 was paid by promissory notes as follows: $825,000 was paid on March 15, 1997; and the balance was paid in March and April 1998. Prior to the acquisition, Orleans Juvenile Products Inc. was the Company's exclusive distributor in Canada.

TOTAL STOCKHOLDER RETURN

     Set forth below is a graph comparing cumulative total stockholder returns of the Company; the CRSP Total Return Index for The Nasdaq National Market and the Nasdaq SmallCap Market; and a self-determined peer group of 9 companies. The graph assumes $100 invested in the Company on December 30, 1994 and in each of the indices and assumes that any dividends were reinvested.
[Line Graph]

                                                                             NASDAQ STOCK MARKET (US      SELF-DETERMINED PEER
                                                    SAFETY 1ST, INC.               COMPANIES)                     GROUP
                                                    ----------------         -----------------------      --------------------
12/1994                                                 $100.00                     $100.00                     $100.00
12/1995                                                   50.43                      141.34                      119.74
12/1996                                                   35.04                      173.90                      135.37
12/1997                                                   21.37                      214.53                      177.98
12/1998                                                   11.97                      300.43                      163.30
12/1999                                                   25.64                      555.99                      113.06

COMPANIES IN THE SELF-DETERMINED PEER GROUP:

Dorel Industries, Inc.                         First Years Inc.
Hasbro Inc.                                    Mattel Inc.
Newell Rubbermaid Inc.                         Playtex Products Inc.

NOTES:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indices are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.00 on 12/30/94.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee has the responsibility for recommending to the Board of Directors the compensation of the executive officers of the Company. The Compensation Committee believes that the compensation provided to executive officers of the Company must be competitive for the Company to attract and retain highly qualified and experienced employees. Compensation of the Company's executive officers has historically consisted of three components: base salary, annual bonuses and stock option grants. Generally, the Committee believes that the Company's salaries and annual bonuses for executive officers should be positioned within the range of compensation levels for comparable positions and responsibilities in the market, taking into account the Company's performance, including the level of Company revenues and earnings, rate of shareholder return and return on equity, and that the individual salaries and bonuses may be higher or lower based on the qualifications and experience of the individual. Base salary levels have been developed in order to attract and retain executives based on their level of responsibility within the Company. Annual bonuses link executive pay with performance in areas that are directly related to the Company's short-term operating success.

     Stock option grants are intended to create incentives for retaining qualified and competent employees and maximizing long-term stockholder values. The Company's stock option plans are long-term incentive plans for executive officers, pursuant to which options are awarded to the executive officers by the entire Board of Directors. Stock option grants are intended to provide long-term incentives for the achievement of the Company's strategic business plan and to align the executive officers' interests with those of the Company's stockholders. Under the stock option plans, the stock options may be awarded to executives for terms not to exceed ten years at an exercise price which is no less than the fair market value of the Company Common Stock on the date of grant. The size of any stock option grant is related principally to the Company's performance and to the individual's performance and level of responsibility within the organization.

     The compensation of the Company's Chairman of the Board of Directors and Chief Executive Officer, Michael Lerner, was established pursuant to a five year employment agreement which expired in April 1998. See "Agreements with Management." Michael Lerner's employment agreement provided that his base salary, specified at $275,000, is subject to increase each year at the discretion of the Board of Directors and that annual bonuses may be paid at the discretion of the Board of Directors, but limited to the amounts of Michael Lerner's base salary for such year. Based upon the Committee's review of the criteria described above, the Committee recommended an increase in Michael Lerner's salary to $338,000 in 1999 from $325,000 in 1998. Michael Lerner received no bonus in 1999. In addition, the Compensation Committee recommended an increase in the salary of Richard Wenz to $327,600 in 1999 from $315,000 in 1998 and an increase in the salary of Michael Bernstein to $200,200 in 1999 from $192,500 in 1998. Michael Bernstein became a consultant to the company effective January 1, 2000. His consulting agreement provides for a term of one year and will pay Michael Bernstein $200,000 for his services.

     The Compensation Committee will continue to examine and evaluate the performance of the Company's executive officers, through discussions with senior management and otherwise, and will make recommendations to the Board of Directors with respect to base salary, annual bonuses and any other elements of compensation in light of an overriding Company philosophy linking pay and performance.

                                          COMPENSATION COMMITTEE

                                          Mark Owens
                                          John Howard

                      SECURITY OWNERSHIP OF MANAGEMENT AND
                           CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of April 14, 2000, certain information with respect to the shares of Common Stock "beneficially owned", as that term is defined by Rule 13d-3 under the Exchange Act, by (a) each person who is known by the Company to be the beneficial owner of 5% or more of the outstanding Common Stock, (b) each director of the Company, (c) each of the "Named Executive Officers" of the Company who are listed in the Summary Compensation Table above and (d) all directors and executive officers of the Company as a group. Except as otherwise indicated in the footnotes to the table, to the knowledge of the Company, the beneficial owners listed have sole voting and investment power as to all of the shares beneficially owned by them.

                                                              SHARES OF
                                                               COMMON
NAME AND ADDRESS                                                STOCK      PERCENT OF
BENEFICIAL OWNER                                              OWNED(1)     OUTSTANDING
----------------                                              ---------    -----------
Michael Lerner(2)...........................................  2,764,000       25.4%
  c/o Safety 1st, Inc
  Canton Commerce Center
  45 Dan Road
  Canton, MA 02021
Michael Bernstein(3)........................................    566,151        5.2%
  c/o Safety 1st, Inc
  Canton Commerce Center
  45 Dan Road
  Canton, MA 02021
Wynnfield Capital(4)........................................    711,050        6.5%
  One Penn Plaza, Suite 4720
  New York, NY 10119
DB Capital Partners, Inc....................................    634,173        5.8%
  130 Liberty Street
  New York, NY 10006
Bear, Stearns & Co., Inc....................................    633,009        5.8%
  245 Park Avenue
  New York, NY 10167
Richard Wenz................................................    487,500        4.5%
Joseph Driscoll.............................................     52,001          *
Stephen Orleans.............................................     64,917          *
Frank Haydu.................................................      9,034          *
Mark Owens..................................................    422,000        3.9%
Joseph Wood(5)..............................................    634,173        5.8%
John Howard(6)..............................................    633,009        5.8%
All directors and officers as a group (9 persons)(7)........  5,632,785       51.8%

---------------
 *  Represents beneficial ownership of less than 1%.

(1) Includes or represents, as the case may be, shares of Common Stock which the following named individuals have the right to acquire from the Company currently or within 60 days after April 14, 2000 pursuant to outstanding stock options, as follows: Michael Lerner -- 20,000; Richard
    Wenz -- 487,500; Joseph Driscoll -- 52,001; Stephen Orleans -- 64,917; Mark Owens -- 12,000. The total outstanding shares for purposes of computing the percentage owned is 10,870,481, which consists of 8,612,681 common shares outstanding plus 2,257,800 outstanding stock options which are exercisable within 60 days after April 14, 2000.

(2) Michael Lerner has shared investment powers with respect to 27,043 of such shares, which are pledged to certain parties to secure obligations of Michael Lerner, as described under "Certain Relationships and Related Transactions".

(3) Michael Bernstein has shared investment powers with respect to 6,761 of such shares, which are pledged to certain parties to secure obligations of Michael Bernstein, as described under "Certain Relationships and Related Transactions".

(4) Information is based on a Schedule 13G filing dated April 6, 2000, filed by Wynnfield Capital Management, LLC.

(5) Joseph Wood is a Managing Director of DB Capital Partners, Inc. and, as a result, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by DB Capital Partners, Inc. Joseph Wood disclaims beneficial ownership of such shares.

(6) John Howard is a Senior Managing Director of Bear, Stearns & Co., Inc. and, as a result, may be deemed to be beneficial owner the shares of Common Stock beneficially owned by Bear, Stearns & Co., Inc. John Howard disclaims beneficial ownership of such shares.

(7) Includes shares of Common Stock which all executive officers and directors, as a group, have a right to acquire from the Company within 60 days after April 14, 2000 pursuant to outstanding stock options, namely: (i) those shares referred to in footnote (1). Also includes shares of Common Stock which may be deemed beneficially owned by Joseph Wood and John Howard as set forth in footnotes (5) and (6).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.

     Under Section 16(a) of the Exchange Act, the Company's directors, its executive officers, and any persons holding more than ten percent of the Company's Common Stock are required to report their ownership of the Company's Common Stock and any changes in that ownership to the Securities and Exchange Commission (the "SEC"). Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Specific due dates for these reports have been established, and the Company is required to report in this Proxy Statement any failure to file by these dates during or with respect to 1999.

     Based solely on review of the copies of such forms furnished to the Company, or written representations that no Forms 5 were required, the Company believes that all of these filing requirements were satisfied by its directors, executive officers and ten percent holders with respect to transactions during its 1999 fiscal year.

                                                                         ANNEX I

          DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND PARENT

     1. Directors and Executive Officers of Dorel. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Dorel. Unless otherwise indicated, the current business address of each person is 1255 Greene Avenue, Suite 300, Westmount, Quebec, Canada H3Z 2A4. Unless otherwise indicated, each such person is a citizen of Canada and has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Dorel.

                                                PRESENT PRINCIPAL OCCUPATION AND FIVE YEAR
NAME                                                        EMPLOYMENT HISTORY
----                                            ------------------------------------------
Martin Schwartz                        President and Chief Executive Officer
Jeff Segel                             Vice-President, Sales and Marketing
Alan Schwartz                          Vice-President, Operations
Jeffrey Schwartz                       Vice-President, Finance
Pierre Dupuis                          Chief Operating Officer. Prior to joining Dorel in October
                                       1999, Mr. Dupuis held senior positions in building materials and printing industries in Canada and the United States.
Frank Rana                             Treasurer, Corporate Controller
Nick Costides                          President of Cosco Inc., a subsidiary of Dorel (United
                                       States citizen)
Richard Jackson                        President of Ameriwood Industries Inc., a subsidiary of
                                       Dorel since 1998 and prior to that President of Charleswood
                                       Corporation, a subsidiary of Dorel (United States Citizen)
Robert Klassen                         Executive Vice-President, Chief Operating Officer of
                                       Ameriwood Industries Inc. since 1998 and prior to that the
                                       Chief Operating Officer of Ridgewood Corporation, a
                                       subsidiary of Dorel
Douglas Crozier                        Chief Operating Officer of Dorel Home Products division
Kees Spreeuwenberg                     Managing Director of Maxi-Miliaan B.V., a subsidiary of
                                       Dorel (citizen of the Netherlands)
Michael Silberstein                    President of Infantino, Inc. a subsidiary of Dorel (United
                                       States citizen)
Michael Caplan                         Managing Director (U.K.) Limited (since 1996). Prior to
                                       1996, Mr. Caplan was Managing Director of Write On Demand
                                       and Stylus Music Limited (citizen of the United Kingdom)
Dr. Laurent Picard                     Director, Retired Professor of McGill University and a
                                       director of The Jean Coutu Group (PJC) Inc.
Bruce Kaufman                          Director, President, Kaufel Group Ltd.
Maurice Tousson                        Director, President, Medi-Trust Pharmacy Inc.

     2. Directors and Executive Officers of Purchaser. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is 1255 Greene Avenue, Suite 300, Westmount, Quebec, Canada H3Z 2A4. Unless otherwise indicated, each such person is a citizen of Canada, and each occupation set forth opposite an individual's name, refers to employment with Purchaser.

                                                PRESENT PRINCIPAL OCCUPATION AND FIVE YEAR
NAME                                                        EMPLOYMENT HISTORY
----                                            ------------------------------------------
Jeffrey Schwartz                       Treasurer since 2000, Vice-President, Finance of Dorel
Frank Rana                             President and Vice-President and Secretary since 2000,
                                       Treasurer of Dorel